Exhibit 99.1

31 January 2023

NOTICE OF EXTRAORDINARY GENERAL MEETING

EVAXION BIOTECH A/S

21 FEBRUARY 2023 AT 17:00 (CET)

The Board of Directors hereby convenes an Extraordinary General Meeting of Evaxion Biotech A/S, company registration (CVR) no. 31 76 28 63 (the “Company”), to be held on

21 February 2023 at 17:00 (CET)

at c/o Evaxion Biotech A/S, Dr Neergaards Vej 5F, DK-2920 Hørsholm, Denmark.

The agenda for the Extraordinary General Meeting is as follows:

1.	Election of chairman of the meeting

2.	Proposal to authorize the Board of Directors to issue investor warrants

3.	Proposal to authorize the Board of Directors to increase the share capital

4.	Proposal to authorize the chairman of the meeting

COMPLETE PROPOSALS

1.	Proposal to elect the chairman of the meeting

The Board of Directors proposes that attorney-at-law Lars Lüthjohan is elected as chairman of the Extraordinary General Meeting.

2.	Proposal to authorize the Board of Directors to issue warrants

The Board of Directors proposes that the General Meeting authorizes the Board of Directors to issue up to 30,000,000 warrants to investors, lenders, consultants and/or advisor that confer the right to subscribe shares for up to nominal DKK 30,000,000 as set out in an amended Article 2.10 of the Articles of Association with the following wording:

Article 2.10

“The board of directors is until 1 May 2027 authorized at one or more times to issue warrants to investors, lenders, consultants and/or advisors in the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 30,000,000 without pre-emptive subscription rights for the company's shareholders. The exercise price for the warrants issued according to this authorization shall at the time of issuance be determined by the board of directors at minimum market price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the board of directors is authorized until 1 May 2027 at one or more times to increase the company's share capital with up to nominal value of DKK 30,000,000 without pre-emptive rights for the company's shareholders by cash payment in order to implement the capital increase related to exercise of warrants. In accordance with this clause the board of directors may increase share capital with a minimum nominal value of DKK 1.00 and a maximum nominal value of DKK 30,000,000.

The shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

3.	Proposal to authorize the Board of Directors to increase the share capital

The Board of Directors proposes to amend the articles of association by amending the current authorization in article 3.1. of the articles of association so that shares issued in connection with directed issuances may be issued at or below the listed price of the Company’s ADSs.

The Board of Directors specifically proposes the following for the amended section 3.1 in the articles of association in so far as the number of shares to be issued shall be decreased with the number of shares available under the current authorization to the extent that the existing authorization is exercised during the period from the date of this convening notice and the date of registration with the Danish Business Authority of the amended authorization:

Article 3.1:

“The board of directors is until 1 May 2027 authorized at one or more times to increase the company’s share capital by up to nominal DKK 45,313,143 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization must be carried out by the board of directors by way of cash contributions. The shares may be issued at market price or at a discount to the listed price of the ADSs as determined by the board of directors. The board of directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used.

For shares issued pursuant to this section 3.1 the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The new shares shall be subject to the same restrictions on transferability as the existing shares of the Company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

4.	Authorization to the chairman of the meeting

The Board of Directors proposes to authorize the chairman of the meeting (with a right of substitution) on behalf of the Company to apply the Danish Business Authority for registration of the resolutions passed by the General Meeting and in this connection to make any such amendments to the documents prepared for such resolutions that may be required for registration with the Danish Business Authority.

Hørsholm, Denmark, 31 January 2023

The Board of Directors of Evaxion Biotech A/S

Marianne Søgaard

Chairperson of the Board of Directors

Further information

Adoption requirements

The proposal under agenda item 1 must be adopted by a simple majority of the votes cast.

The proposal under item 2 must be adopted by a majority of not less than two thirds of all votes cast and of the share capital represented at the Extraordinary General Meeting.

The proposal under agenda item 3 must be adopted by a majority of not less than nine tenths of all votes cast and of the share capital represented at the Extraordinary General Meeting.

The proposal under agenda item 4 may be adopted by a simple majority of the votes cast.

Share capital and voting rights

The Company's nominal share capital currently amounts to DKK 25,278,846 divided into 25,278,846 shares of DKK 1 nominal value. At the Extraordinary General Meeting, each share carries one vote.

The right of a shareholder to attend the Extraordinary General Meeting and to vote in respect of his/her shares is determined on the basis of the shares held by the shareholder at the record date. The shareholdings and voting rights are calculated on the basis of entries in the register of shareholders and any notice of ownership received by the Company for the purpose of registration in the register of shareholders.

The record date is 14 February 2023.

Furthermore, participation is conditional upon the shareholder having timely notified the Company of his/her attendance as described below.

Attendance and admission

Shareholders, proxies and any accompanying advisor wishing to attend the Extraordinary General Meeting in person must have an admission card. Admission cards may be ordered on the website of Computershare: www.computershare.dk.

Admission cards must be ordered no later than 16 February 2023 at 23.59 (CET).

Proxy

Shareholders can vote by proxy no later than 20 February 2023 at 23:59 (CET).

The proxy can be submitted in writing by using the proxy form which is attached to the convening notice and can be downloaded from the Company's website: www.evaxion-biotech.com. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail. Computershare must receive completed proxy forms no later than 20 February 2023 at 23:59 (CET).

Proxies may also be granted electronically on the website of Computershare, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than 20 February 2023 at 23:59 (CET).

Votes by correspondence

Shareholders can vote by correspondence no later than 20 February 2023 at 23:59 (CET).

The vote by correspondence can be submitted in writing by using the correspondence form which is attached to convening notice and can be downloaded from the Company's website: www.evaxion-biotech.com. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail.

Electronic voting

It is also possible to vote electronically on the website of Computershare, www.computershare.dk, by using the Computershare username and password.

Additional information

On the Company's website, www.evaxion-biotech.com, the following information is available:

-	The notice convening the Extraordinary General Meeting (the agenda/the complete proposals), and

-	The proxy and vote by correspondence form.

The convening notice will also be forwarded in writing to all shareholders recorded in the register of shareholders who have requested such notification.

The Extraordinary General Meeting will be conducted in English according to section 4.8 of the Company's articles of association.

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